February 7, 2025

via edgar

Mr. Jeffrey Long

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	The China Fund, Inc. (File Nos. 333-124392 and 811-05749)

Dear Mr. Long,

This letter responds to comments you provided telephonically on January 30, 2025, in connection with the U.S. Securities and Exchange Commission (the “Commission”) Staff’s (the “Staff”) periodic review pursuant to Section 408 of the Sarbanes-Oxley Act of certain filings filed by The China Fund, Inc. (the “Registrant”). Specifically, this letter responds to comments pertaining to the Annual Shareholder Report on Form N-CSR for the fiscal year ended October 31, 2024, as filed with the Commission on December 27, 2024. Set forth below is each Staff comment followed by the Registrant’s response.

1.	Comment. In the Schedule of Investments, under the heading COLLATERAL FOR SECURITIES ON LOAN, please disclose in future filings the share class of the money market fund investment, if applicable.

Response. The Registrant confirms that it will include the requested information in the investment description in future reports.

2.	Comment. In future filings, please update paragraph 4(d) of the required officer certifications required pursuant to Item 19 of Form N-CSR and Rule 30a-2(a) under the Investment Company Act of 1940 to reflect that the certification is with respect to the period covered by the report.

Response. The Registrant confirms that it will update future certifications as requested.

* * * * * * * *

If you have any questions regarding this correspondence or the responses, please feel free to contact Thomas Perugini at 332.262.4852.

Sincerely,

/s/ Thomas Perugini

Thomas Perugini

Treasurer